EXHIBIT 99.1

Molecular Partners Updates on Clinical Progress Across Expanding Pipeline of DARPin Radiotherapeutics

  Phase 1/2a trial of MP0712, 212Pb-based DLL3-targeted Radio-DARPin co-developed with Orano Med: Dosing ongoing in first patients; initial data anticipated within the coming months, comprehensive efficacy data expected in 2027
  Additional compassionate care work now initiated by the Nuclear Medicine Research Institute in South Africa utilizing 225Ac-loaded DLL3 Radio-DARPin, highlighting the versatility of DARPins as isotope agnostic vectors
  FIH imaging for MP0726, Radio-DARPin targeting MSLN, planned to start in H2 2026
  New target nomination in H2 2026, with two INDs planned in 2027

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., July 06, 2026 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR – Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today provided an update across its pipeline of targeted alpha Radio-DARPin therapeutics (RDTs).

“Molecular Partners has made significant progress in the first months of 2026, with our DLL3 radiotherapy candidate MP0712 progressing through Phase 1 initiation and dosing of patients in the first cohort. In addition, we have shown impressive data highlighting the unique advantages of our DARPins as interchangeable, isotope-agnostic vectors for alpha-emitting payloads, enabling us to tailor radiopharmaceuticals to target and disease biology. We look forward to first clinical data on MP0712 and to progressing our next Radio-DARPin candidates to first-in-human imaging in the second half of the year,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

Dosing of patients is ongoing in the first cohort of the US multicenter Phase 1/2a study of MP0712 (ClinicalTrials.gov: NCT07278479). MP0712, targeting the tumor-associated protein delta-like ligand 3 (DLL3) and carrying the therapeutic payload Lead-212 (212Pb), is being developed for patients with small cell lung cancer and other neuroendocrine cancers, with strategic partner Orano Med. The Phase 1 study contains up to 4 dose levels (cohorts). Each patient will receive up to 4 doses of MP0712 within their assigned dose level. At present five centers are open and recruiting. Initial data from the MP0712 Phase 1/2a study are expected within the next months, with a more comprehensive dataset on safety and efficacy in 2027.

Based on his successful experience with MP0712 and on access to other isotopes, Dr. Mike Sathekge of the Nuclear Medicine Research Institute (NuMeRI) in South Africa has made a request for an early-access clinical program (under the legal framework for compassionate care in South Africa, Section 21 of the Medicines and Related Substances Act) with a DLL3-targeting Radio-DARPin, this time utilizing 177Lu/225Ac as theranostics pair to image and treat patients, respectively (referred to as MP0714). Molecular Partners remains fully focused on the execution of the US Phase 1/2a study of MP0712 with 212Pb. PanTera, a leading radioisotope producer, is among the suppliers of 225Ac for the use of MP0714 at NuMeRI. This work is enabled by the versatility of DARPins to interchange isotopes.

The Company’s ability to explore targets in an alpha isotope-agnostic manner is supported by preclinical data presented at the 3rd Global Radiopharmaceuticals Development Summit in March 2026 in Shanghai, China. The data show highly comparable biodistribution profiles of two Radio-DARPin candidates, each specific for a different tumor target, labeled with 177Lu or 203Pb. Imaging with 177Lu can be indicative of behavior with the therapeutic isotope 225Ac, and similarly with 203Pb for 212Pb.

MP0726, the Company’s second Radio-DARPin candidate, targets mesothelin (MSLN), a tumor target overexpressed across several cancers with high unmet need such as ovarian cancer. Molecular Partners plans to advance MP0726 towards first-in-human imaging in H2 2026.

As part of its growing pipeline, the Company plans two INDs across its portfolio of targeted cancer therapeutics in 2027 and expects to nominate a new RDT target in the second half of this year.

About Radio-DARPins
Molecular Partners develops targeted alpha therapeutics leveraging its Radio-DARPins as isotope-agnostic vectors with the potential to unlock a broad range of cancer targets and indications. Molecular Partners designs its Radio-DARPin candidates matching disease and target biology with vector and isotope properties to address unmet medical needs. Building on the DARPins’ unique properties, Molecular Partners has developed a proprietary Radio-DARPin platform for precise delivery of potent radioactive payloads to tumor lesions. Molecular Partners’ Radio-DARPins address historic limitations of radioligand therapy, such as kidney accumulation and suboptimal tumor uptake, through optimized half-life extension and surface engineering approaches, while preserving the advantages of the small protein format. Molecular Partners has established partnerships with industry leaders covering the full value chain for the development of its Radio-DARPin therapeutics, including a strategic collaboration with Orano Med – pioneer in the development of 212Pb-based targeted alpha therapies (TAT), a non-exclusive development agreement with Eckert & Ziegler – global leader in radiopharmaceutical manufacturing, and a supply agreement with PanTera – a leading 225Ac radioisotope producer.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of protein drugs based on natural binding proteins, which have been clinically-validated across several therapeutic areas and developed through to the registrational stage. The key properties of DARPins – intrinsic potential for high affinity and specificity, as well as small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. Powered by twenty years of DARPin leadership, Molecular Partners has built an innovative, rapid and cost-effective DARPin drug design engine, including proprietary DARPin libraries and platforms, for candidates produced with optimized properties and tailored to therapeutic needs.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, EVP Corporate Finance
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; the expected benefits of the strategic review; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.